April 7, 2022

By EDGAR submission
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Angela Connell
Li Xiao

Re:     Eli Lilly & Co
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 17, 2021
Form 8-K furnished October 26, 2021
File No. 001-06351

Dear Angela Connell and Li Xiao,

Eli Lilly and Company (Lilly, we or us) respectfully submits this letter in response to the comment received from the staff (the Staff) of the United States Securities and Exchange Commission by letter dated December 9, 2021 in relation to the above-referenced filings and as discussed by the Staff with representatives of Lilly in subsequent telephonic and video conversations. For ease of reference, the Staff’s original comment is reproduced below in italicized type, followed by Lilly’s supplemental response.

Form 8-K furnished October 26, 2021 Exhibit 99.1 Earnings Release Reconciliation of GAAP Reported to Selected Non-GAAP Adjusted Information (Unaudited), Page 26

1.    You include acquired in-process research and development as one of your non-GAAP adjustments and state that these costs were associated with upfront payments for acquired in-process research and development projects acquired in a transaction other than a business combination. You also include a similar non-GAAP adjustment in your earnings release for the year ended December 31, 2020. Please address the following:

•For each asset acquisition for which you recorded acquired IPR&D in 2020 and the nine months ended September 30, 2021, clarify for us whether you acquired the associated research & development project outright or acquired the rights to the product candidate and/or related technology under a license agreement. In this regard, we note disclosures in both your Form 10-K for the year ended December 31, 2020, and your Form 10-Q for the quarterly period ended September 30, 2021 that appear to distinguish between acquisitions and business development transactions or other collaborations.

•For each type of acquired IPR&D transaction (i.e., asset acquisitions, license agreements, etc.), explain to us why you believe it is appropriate to include non-GAAP adjustments for these upfront payments given that these expenditures appear to be normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

We appreciate the time and attention the Staff has dedicated to this matter, including its dialogue with representatives of Lilly on various occasions. In response to the Staff’s comment and as discussed with the Staff, beginning with Lilly’s earnings release for the quarter ended March 31, 2022, Lilly will not include adjustments for upfront charges and developmental milestones related to acquired in-process research and development projects acquired in a transaction other than a business combination in presentations of its non-GAAP measures. Lilly will recast prior period non-GAAP measures to conform to current year presentations of its non-GAAP measures.

If you have any questions or require additional information, please contact me at 317-651-2310.

Sincerely yours,
Eli Lilly and Company
By: /s/ Donald A. Zakrowski
Vice President, Finance, and Chief Accounting Officer